Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto Australian investment and taxation payments
1 June 2010
Rio Tinto today released figures confirming the level of direct taxes paid in Australia and its investment in Australian operations.
More than A$20 billion was paid in corporate taxes and royalties alone in the past 10 years. Rio Tinto’s effective tax rate averaged more than 35 per cent. About three quarters of these taxes and royalties have been paid in the past five years, underlining our growing tax contribution.
Rio Tinto Chief financial officer Guy Elliott said the data, verified by independent external auditors PricewaterhouseCoopers, would help end much of the uncertainty created by contradictory information that had emerged since the Government’s proposed mining super tax was announced on 2 May 2010.
“These figures confirm previous statements made by Rio Tinto about the level of tax paid in Australia. Misleading information propagated by other parties has not facilitated a proper dialogue about the importance of the minerals sector to all Australians. That’s why we thought it was important to get the facts out there,” Mr Elliott said.
“The details we are releasing today leave no room for doubt about Rio Tinto’s substantial contribution to Australia and the Australian economy,” he said.
“Put simply, these figures demonstrate that Rio Tinto, one of Australia’s biggest taxpayers, pays its fair share of taxes. It should also be emphasised that the data shows Rio Tinto has effectively invested all of its Australian profits, and more, back into Australia in the past decade.”
In Australia, Rio Tinto’s tax payments include royalties on the value and/or the volume of minerals extracted, in addition to company tax levied on the taxable income of the business.
In the past five years alone, Rio Tinto paid A$11.2 billion in company tax and A$4.1 billion in royalties. The effective rate of taxation during that period averaged 34.7 per cent.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Corporate taxes amounted to A$14.6 billion and royalties were A$5.7 billion in the period 2000-2009. Rio Tinto’s rate of taxation over the 10 years to 2009 averaged 35.6 per cent of its earnings before tax payments in Australia.
Corporate tax and royalties

Time period	Corporate Tax	Royalties	Total Direct Taxes	Effective Tax Rate
2000 – 2009	14.6b	5.7b	20.3b	35.6%
2005 – 2009	11.2b	4.1b	15.3b	34.7%
Rio Tinto has generated net profit after tax of A$37.4 billion in Australia in the 10 years to 2009. During the same period the company re-invested more than A$38 billion back into Australia through capital expenditure (A$26.4 billion) and acquisitions (A$12.0 billion).
Investment in Australia

	Net Profit	Capital		Total investment
Time period	After Tax	Expenditure	Acquisitions	in Australia
2000 – 2009	37.4b	26.4b	12.0b	38.4b

*	All figures in Australian Dollars
PricewaterhouseCoopers verified the financial data set out above against information presented in the Rio Tinto Group’s audited financial statements and/or its income tax returns for the years 2000-2009. Effective tax rates have been calculated on a calendar year basis in line with our audited accounts.
Rio Tinto reiterates its desire to work constructively and cooperatively with the Government to engage in genuine tax reform that helps promote investment, create jobs and protect Australia’s international competitiveness.
Cont.../

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Faeth Birch / Conor McClafferty / Clare Hunt	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 0419 850 205

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +1 202 393 0266	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media